INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2009

(Expressed in Canadian Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2009	2008
	(unaudited)

Assets

Current assets
Cash and cash equivalents	$6,493,944	$15,263,682
Amounts receivable	121,877	477,585
Amounts due from related parties (note 7)	343,893	556,426
Prepaid expenses and deposits	256,005	416,401
	7,215,719	16,714,094

Mineral property interests (note 5)	115,952,309	113,162,309
Equipment (note 4)	305,799	422,587
Investments	1	1
	$123,473,828	$130,298,991

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$4,539,516	$5,950,065
Amounts due to related parties (note 7)	554,361	202,984
Current portion of long-term payable	581,500	609,000
	5,675,377	6,762,049

Long-term payable	581,500	609,000
Future income tax liabilities	31,620,000	32,638,000

Shareholders' equity
Share capital (note 6(b))	175,044,539	175,044,539
Contributed surplus (note 6(e))	13,240,621	9,517,334
Deficit	(102,688,209)	(94,271,931)
	85,596,951	90,289,942
Continuing operations and going concern (note 2)
Commitments (note 8)
Subsequent events (note 6(d))
	$123,473,828	$130,298,991

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ David J. Copeland	/s/ Rene G. Carrier

David J. Copeland	Rene G. Carrier
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars except for number of shares)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Expenses
Amortization	$20,395	$12,788	$40,138	$23,948
Consulting	3,351	29,622	8,285	60,168
Exploration (Schedule)	2,618,879	1,895,469	5,580,937	3,426,555
Insurance	49,926	36,987	86,935	76,797
Interest income	(26,047)	(119,169)	(41,357)	(461,245)
Legal, accounting and audit	399,508	213,287	612,770	380,577
Office and administration	976,015	836,677	2,072,499	1,560,254
Project investigation	–	7,533	–	7,533
Shareholder communications	69,136	81,702	117,710	136,637
Stock based compensation	1,297,834	1,063,859	1,628,287	1,391,028
Travel and conference	102,711	263,133	180,943	453,517
Trust and filing	28,892	26,491	41,580	56,445
Loss before the following:	5,540,600	4,348,379	10,328,727	7,112,214
Foreign exchange loss (gain) related
to future income tax liability	(2,634,000)	361,874	(1,713,000)	2,551,874
Foreign exchange loss (gain)	(370,466)	(9,154)	(199,449)	4,173
Loss for the period	$2,536,134	$4,701,099	$8,416,278	$9,668,261

Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.07)	$(0.07)

Weighted average number of common shares
outstanding	129,053,041	129,053,041	129,053,041	129,053,041

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Loss for the period	$2,536,134	$4,701,099	$8,416,278	$9,668,261
Other comprehensive loss	–	–	–	–
Total comprehensive loss	$2,536,134	$4,701,099	$8,416,278	$9,668,261

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Deficit, beginning of period	$(100,152,075)	$(68,685,516)	$(94,271,931)	$(63,718,354)
Loss for the period	(2,536,134)	(4,701,099)	(8,416,278)	(9,668,261)
Deficit, end of period	$(102,688,209)	$(73,386,615)	$(102,688,209)	$(73,386,615)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Cash provided by (used for)	2009	2008	2009	2008

Operating activities
Loss for the period	$(2,536,134)	$(4,701,099)	$(8,416,278)	$(9,668,261)
Items not involving cash
Amortization	57,852	66,954	121,866	140,178
Foreign exchange (gain) loss	(2,732,264)	351,674	(1,768,000)	2,545,074
Stock-based compensation	1,297,834	1,063,859	1,628,287	1,391,028
Changes in non-cash operating working capital
Amounts receivable	424,991	(116,095)	355,708	(223,232)
Prepaid expenses	55,032	(142,654)	160,396	391,207
Accounts payable and accrued liabilities	(1,347,478)	(177,750)	(1,410,549)	(819,496)
Amounts due to and from related parties	(24,113)	(33,670)	563,910	(148,214)
Cash used for operating activities	(4,804,280)	(3,688,781)	(8,764,660)	(6,391,716)

Investing activities
Acquisition of equipment	(2,668)	(54,406)	(5,078)	(61,065)
Principal payment on long-term payable	–	–	–	(446,250)
Cash used for investing activities	(2,668)	(54,406)	(5,078)	(507,315)

Decrease in cash and cash equivalents	(4,806,948)	(3,743,187)	(8,769,738)	(6,899,031)
Cash and cash equivalents, beginning of period	11,300,892	29,884,735	15,263,682	33,040,579

Cash and cash equivalents, end of period	$6,493,944	$26,141,548	$6,493,944	$26,141,548

Components of cash and cash equivalents are as follows:
Cash	$1,713,465	$1,262,722	$1,713,465	$1,262,722
Treasury bills, bankers acceptances, and term deposits	4,780,479	24,878,826	4,780,479	24,878,826
	$6,493,944	$26,141,548	$6,493,944	$26,141,548

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
Xietongmen Property, China	2009	2008	2009	2008

Exploration Costs
Amortization	$37,457	$54,166	$81,728	$116,230
Assays and analysis	4,917	21,560	7,741	77,863
Drilling	14,035	29,207	40,002	29,207
Engineering	889,394	654,454	2,114,499	1,031,176
Environmental	242,000	145,372	610,811	416,846
Equipment rentals and leases	13,529	7,868	13,529	8,375
Freight	14,701	39,177	14,701	39,177
Geological	189,191	67,456	371,620	155,465
Graphics	8,222	1,832	10,847	26,405
Property and finders' fees	228	2,378	1,384	2,565
Site activities	449,595	457,527	964,280	692,343
Socioeconomic	559,292	319,764	963,011	602,401
Transportation	196,318	94,708	386,784	228,502
Incurred during the period	2,618,879	1,895,469	5,580,937	3,426,555
Non-cash stock based compensation	189,121	251,513	287,275	263,635
	2,808,000	2,146,982	5,868,212	3,690,190
Accumulated exploration expenses, beginning of period	64,543,310	47,521,822	61,483,098	45,978,614
Accumulated exploration expenses, end of period	$67,351,310	$49,668,804	$67,351,310	$49,668,804

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles pursuant to the standard on Interim Financial Statements issued by the Canadian Institute of Chartered Accountants ("CICA"). These interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's 2008 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

All material intercompany balances and transactions have been eliminated.

Operating results for the three-month and six-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009 or for any other period.

2.	CONTINUING OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is in the process of developing its Xietongmen Project located in Tibet, in the People's Republic of China (the "PRC"). The underlying value and the recoverability of the amounts shown for mineral property interests, and property and equipment are dependent upon the existence of economically recoverable mineral reserves, receipt of appropriate permits, the ability of the Company to obtain the necessary financing to complete the development of the project, and the future profitable production from, or the proceeds from the disposition of, this project.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. As at June 30, 2009, the Company had net working capital of approximately

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

$1.5 million (December 31, 2008 – $10 million) and continues to incur exploration and development expenditures related to the Xietongmen Project. The Company has not yet produced any revenue and has incurred recurring losses since inception. At June 30, 2009, the Company had approximately $6.5 million (December 31, 2008 – $15 million) in cash and cash equivalents.

Management recognizes that the Company will need to generate additional financing in order to meet its planned business objectives. There is no assurance that the Company will be able to raise these additional financial resources. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration and development activities. The Company is continuing to look at and consider financing alternatives to fund its ongoing activities.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a)	Newly adopted accounting standards

	(i)	Section 3064 – Goodwill and Intangibles

The CICA issued Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the consolidated financial statements.

	(ii)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The CICA issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair values of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company in the current period.

	(iii)	EIC 174 – Mining Exploration Costs

The CICA issued EIC-174 which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not result in any changes in the valuation of the Company's mineral property interests.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

(b)	Future changes in accounting standards

	(i)	International Financial Reporting Standards ("IFRS")

The Accounting Standards Board (“AcSB”) has announced its decision to replace Canadian GAAP with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the adoption of IFRS will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	(ii)	Business Combinations/Consolidated Financial Statements and Non-Controlling Interests

The AcSB issued CICA Handbook Section 1582, Business Combinations, Section 1601,

Consolidated Financial Statements, and Section 1602, Non-Controlling Interests which supersede current Section 1581, Business Combinations, and Section 1600 Consolidated Financial Statements. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	PROPERTY AND EQUIPMENT

	June 30, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Leasehold
Improvements	$117,692	$70,258	$47,434	$117,692	$52,770	$64,922
Computers	225,451	187,673	37,778	220,372	154,918	65,454
Field
Equipment	197,021	191,507	5,514	197,021	177,829	19,192
Furniture	41,734	32,386	9,348	41,734	27,497	14,237
Vehicles	530,562	324,837	205,725	530,562	271,780	258,782
	$1,112,460	$806,661	$305,799	$1,107,381	$684,794	$422,587

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

5.	MINERAL PROPERTY INTEREST

		Year ended
	Six months ended	December 31,
Xietongmen Property	June 30, 2009	2008
Balance, beginning of the period	$113,162,309	$117,287,309
Increase (decrease) in accumulated mining permit costs	2,095,000	(3,095,000)
Future income tax related to accumulated mining permit	695,000	(1,030,000)
costs
Balance, end of the period	$115,952,309	$113,162,309

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

The Company’s authorized share capital consists of:

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount
Balance, December 31, 2008 and June 30, 2009	129,053,041	$175,044,539

(c)	Warrants

The continuity of the number of share purchase warrants is as follows:

Expiry date	February 14, 2009
Exercise price	$1.59
Balance, December 31, 2008	500,000
Issued (Expired)	(500,000)
Balance, June 30, 2009	–

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A share option plan was approved by the Board and by the shareholders in June 2006. The share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 7,221,000 were exercisable at June 30, 2009 (December 31, 2008 – 6,967,665), is as follows:

Share purchase options	Number of options	Weighted average exercise
outstanding		price
Balance, December 31, 2007	6,554,607	$ 1.77
Granted	5,139,000	1.28
Expired or cancelled	(1,362,941)	1.45
Balance, December 31, 2008	10,330,666	$ 1.57
Expired or cancelled	(1,373,666)	1.90
Balance, June 30, 2009	8,957,000	$ 1.52

The following table summarizes the Company's stock options outstanding at June 30, 2009:

		Number of options	Number of options
Expiry date	Option price	outstanding	exercisable
November 30, 2009	$ 1.61	250,000	250,000
September 30, 2010	$ 1.68	131,666	93,333
February 28, 2011	$ 1.61	2,800,000	2,566,667
February 28, 2011	$ 1.68	350,000	350,000
May 2, 2011	$ 1.32	4,025,334	2,694,333
October 1, 2011	$ 0.79	200,000	66,667
February 28, 2012	$ 2.01	1,200,000	1,200,000
Total		8,957,000	7,221,000
Weighted average option price		$ 1.52	$ 1.56

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the three and six months ended June 30, 2009, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Exploration
Engineering	$74,861	$106,094	$120,661	$117,961
Environmental,
socioeconomic and land	32,252	40,468	51,889	42,689
Geological	82,008	104,951	114,725	102,985
Exploration	189,121	251,513	287,275	263,635
Operations and administration	1,108,713	812,346	1,341,012	1,127,393
Total compensation cost
recognized in operations,
credited to contributed surplus	$1,297,834	$1,063,859	$1,628,287	$1,391,028

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Risk free interest rate	2.90%	3.42%	2.90%	3.42%
Expected life	3 years	3 years	3 years	3 years
Expected volatility	65%	78%	65%	78%
Expected dividends	nil	nil	nil	nil

Subsequent to June 30, 2009, the Company granted 3,560,100 options at an exercise price of $1.05, expiring in July 2012 and 2014, to various employees, directors and consultants.

(e)	Contributed surplus

	Balance, December 31, 2008	$9,517,334
	Changes during the period
	Non-cash stock-based compensation	1,628,287
	Mining permit cost	2,095,000
	Balance, June 30, 2009	$13,240,621

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	June 30	December 31
Amounts due from related party	2009	2008
Hunter Dickinson Services Inc. (a)	$341,730	$556,426
Beijing Honglu (b)	121	–
Dong Ouyang (h)	2,042	–
	$343,893	$556,426

	June 30	December 31
Amounts due to related parties	2009	2008
Hunter Dickinson Services Inc. (a)	$332,719	$–
Tibet Bojing, Beijing Honglu, Wang Zhi (b)	141,181	148,774
C.E.C. Engineering Ltd. (c)	2,066	15,366
Sundecin Enterprises Inc. (d)	26,200	30,089
Dickson Hall & Associates Ltd. (e)	11,412	6,491
Zheng Xun Guo (g)	39,430	–
Gerald Panneton	1,353	2,264
	$554,361	$202,984

	Three months ended June 30		Six months ended June 30
Transactions:	2009	2008	2009	2008
Hunter Dickinson Services
Inc. – reimbursement for third
party expenses and services
rendered (a)	$1,066,543	$1,087,053	$1,934,235	$2,066,636
Tibet Bojing (b)	–	67,640	–	135,280
Beijing Honglu (b)	–	50,730	–	119,725
C.E.C. Engineering (c)	86,297	95,101	181,450	188,714
Sundecin Enterprise Inc. (d)	32,266	28,730	66,742	59,670
Dickson Hall & Associates
Ltd. (e)	78,011	64,668	150,287	133,616
Qi Deng (f)	64,678	61,134	99,232	119,610
Zheng Xun Guo (g)	61,334	16,472	81,778	33,855
Dong Ouyang (h)	26,034	–	52,068	–
Loan repayment to companies
associated with a director of
the Company (i)	–	–	509,850	–

(a)

Hunter Dickinson Services Inc. ("HDSI") (formerly, Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Continental. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008. Advances during 2008 were non-interest bearing and due on demand.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

Related party balances receivable or payable, in the normal course, during 2009 and 2008 were non-interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDSI.

(b)

Tibet Bojing Minerals Investment Limited ("Tibet Bojing") and Beijing Honglu Shengdi Consulting Services Limited ("Beijing Honglu") are two companies controlled by a director of the Company, which provide consulting services.

(c)	C.E.C. Engineering Ltd is a private company controlled by a director of the Company, which provides engineering and project management services.

(d)	Sundecin Enterprises Inc. is a private company controlled by a director of the Company which provides consulting and advisory services.

(e)	Dickson Hall & Associates is a private company controlled by an officer of the Company which provides consulting and advisory services.

(f)	Mr. Qi Deng is a director of Tian Yuan, the Company's main Tibetan subsidiary, who provides consulting and project management services.

(g)	Mr. Zheng Xun Guo is a former director of Tian Yuan, the Company's main Tibetan subsidiary who provided consulting and project management services.

(h)	Mr. Dong Ouyang, became a director of Tian Yuan in September 2008, the Company's main Tibetan subsidiary, who provides for administrative and managerial services.

(i)

In December 2006, the Company acquired certain mineral properties (the "Surrounding Properties") from companies associated with Mr Zhi Wang, a director (see note 5(a)(iii) to consolidated financial statements for the year ended December 31, 2008).

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 is due on each of the next four anniversaries of the closing, which has been recorded as a liability. The payment due December 15, 2007, was delayed until early 2008, as the vendors were restructuring their banking affairs. This payment was made during the first quarter of 2008 on February 4, 2008. Accordingly, at June 30, 2009, US$ 500,000 ($581,500) is included in current liabilities and US$ 500,000 ($581,500) is presented as a long-term payable. This long-term payable is non-interest bearing and is unsecured.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2009
(Unaudited – Expressed in Canadian Dollars)

8.	COMMITMENTS

(a)	Office leases

In 2008, the Company signed a lease agreement for office space in Beijing, with a two-year lease term ending June 30, 2010. The Company is committed to paying base rent and property management fees totaling approximately $129,198 in 2009 and $129,198 in 2010.

(b)	Housing for villagers

In 2008, the Company entered into various agreements with village residents in the vicinity of the proposed mine site, for the construction of new houses and associated fencing and moving expenses. As at June 30, 2009, approximately $122,000 remained to be incurred for these costs, substantially all of which is expected to be paid during 2009.